Subject: Qnetic launched on Wefunder—check it out
Date: Friday, November 11, 2022 at 17:59:25 China Standard Time
From: Qnetic
To: Michael Pratt

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We are excited to tell you that Qnetic is now live on Wefunder!

It means we are one step closer to enabling sustainable civilisation on earth. To support the mission to transition to clean sustainable energy—which is more urgent and vital than ever—please visit Wefunder and take a look.

This is *equity crowdfunding*

We are very happy to be using Wefunder because it is a democratic and open way to raise funds. Ordinary people like you and I can invest even small amounts in serious startups, which is normally the privilege Venture Capitalists.

Qnetic

Qnetic

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Qnetic

76 followers

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Qnetic

76 followers

2d · Edited ·

Qnetic is raising funds in the most democratic and open way possible: through equity crowdfunding on Wefunder. Please have a look and consider supporting the mission http://wefunder.com/qnetic #energystorage #crowdfunding

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."


Loïc Bastard
Michael Pratt
CEO

2:26

Mike and Loïc explain our mission to enable the sustainable energy rev...

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Michael Pratt · You
Co-Founder of Qnetic

1d •••

Thanks for your support Michael Melsheimer!

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Qnetic Investor Q&A Seminar 奇术投资研讨会

Original Elaine @ Qnetic奇术科技 2022-11-30 14:12 Posted on 上海

We have recieved so much interest in Qnetic and so many great questions that we're going to host a webinar next Monday at 7:30pm to answer everyone!

This is intended for everyone who is interested in climate tech and wants to know more about Qnetic, but with special focus on the investment topic. It's a great opportunity to get all your questions answered and to support Qnetic.

We encourage you review the Qnetic Wefunder page and have a list of questions ready, which we would love to talk through during the Q&A session.

Please register for the Zoom meeting by scanning the QR code. We can't wait to see you!

从上一篇文章发布后我们收到了众多有关奇术科技及投资方面的咨询，为了能够回答每一位的疑问，我们决定在下周一晚7:30召开一次线上研讨会。

此次会议将为大家详细介绍奇术科技的产品及其为改善环境为宗旨的运营模式，主要内容将会围绕其投资模式来开展。

我们鼓励大家在研讨会开始前将需要咨询的问题罗列出来，我们将会在最后的问答环节与大家进行讨论。

欢迎大家踊跃注册并预约此次研讨会！扫描下方二维码即可报名参加此次研讨会！

(Please scan and register请扫码注册)


Qnetic Investor Q&A Seminar
7:30-8:30PM, Dec 5th

Scan to Follow

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YGT & Qnetic 青年环保创新计划与奇术

Original Elaine @ Qnetic奇术科技 2022-12-08 16:05 Posted on 上海


Qnetic
YGT

Qnetic just achieved an incredible double-win in the **Young Green Tech Innovation Competition 2022**.

Qnetic was awarded **Winner of the Year** along with several others from over a dozen countries globally, against criteria of *innovation, viability* and *impact* of Qnetic.

However, we are excited and honoured to announce Qnetic was also awarded an **Entrepreneur of the Year** prize!

向左滑动查看中文

So what is the Young Green Tech Competition?

YGT aims to encourage the young generation to pursue solutions with innovative approaches to the challenges of global sustainable development. They help young entrepreneurs to achieve greater business success and form greater social influence, to contribute more to the cause of sustainable development through global brand building, investment and financing, industrial resources docking, in-depth training, incubator supply and social circle elevation.

向左滑动查看中文

The Qnetic team is very grateful to YGT for the opportunity to participate, the recognition of being a winner, and the honour to a YGT alumni!
奇术团队非常感谢YGT给予我们参与的机会，以及对我们成绩的认可，同时也非常荣幸能够成为YGT校友成员!

Qnetic Q&A Webinar

If you interested in sustainable energy and want to know more about Qnetic, please join us for a webinar on Dec 11th or 18th Sunday evening at 18:00 Shanghai time. This has a special focus on the investment topic and it's a great opportunity to get all your questions answered and to support Qnetic.

向左滑动查看中文

(Please scan to register 请扫码报名参加会议)

Please support Qnetic's mission by following our official account and sharing this post on your Moments!
如果您也认同并支持奇术的使命，请关注我们的公众号并分享给更多志同道合的朋友!

Qnetic is live on ***Wefunder***! Scan the QR code for more info!
你也可以在股权众筹平台上搜索到奇术的更多信息，只需提取以下二维码即可!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
我们正在"试水"，以衡量投资者对监管众筹(Regulation Crowdfunding)下的ipo的兴趣。目前没有任何资金采取或酬金的寻求，即使发出，也不会被接受。也不接受任何证券购买。在提交表格C之前，我们不会收到任何资金。所有行为只能通过WeFunder平台进行。任何投资兴趣都不涉及任何类型的义务或承诺。

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YGT
Qnetic

Qnetic just achieved an incredible double-win in the **Young Green Tech Innovation Competition 2022.**

Qnetic was awarded **Winner of the Year** along with several others from over a dozen countries globally, against criteria of *innovation, viability* and *impact* of Qnetic.

However, we are excited and honoured to announce Qnetic was also awarded an **Entrepreneur of the Year** prize!


YGT
YOUNG GREEN TECH
WINNER OF THE YEAR 2022
IS PRESENTED TO
Michael Pratt
FROM
Qnetic
2022.10
YGT
Michael Pratt
YOUNG GREEN TECH
ENTREPRENEUR
OF THE YEAR 2022

So, What is the Young Green Tech Competition?

YGT aims to encourage the young generation to pursue solutions with innovative approaches to the challenges of global sustainable development. They help young entrepreneurs to achieve greater business success and form greater social influence. To contribute more to the cause of sustainable development through global brand building; investment and financing; industrial resources docking; in-depth training; incubator supply and social circle elevation.



The Qnetic team is very grateful for the opportunity to participate, the recognition of being a winner, and the honor to be a YGT alumni!

Qnetic Q&A Webinar

If you interested in sustainable energy and want to know more about Qnetic, please join us for a webinar on Dec 18th Sunday at 18:00 Shanghai time. This has a special focus on the investment topic and it's a great opportunity to get all your questions answered and to support Qnetic.

(Please click here to register the webinar in advance)

Qnetic is live on

WEFUNDER

If you believe in our mission then please support Qnetic by investing. The best time to do so is now.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Qnetic

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Qnetic
@QneticTech

Qnetic was started before we knew what Qnetic was... It started with the people and a belief, and the ideas came second.
#energystorage #sustainable #flywheel #climatechange #renewable #batterytechnology #cleanenergy
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Invest in Qnetic: Mechanical battery—the sustainable energy revolution
Mechanical battery—the sustainable energy revolution

1:09 PM · Dec 14, 2022

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Qnetic
@QneticTech
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Qnetic is an international technology company located in USA, Germany, Singapore and China, we work on power to power flywheel energy...

Qnetic is Awarded Entrepreneur of the Year!

Published on December 16, 2022

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Michael Pratt and Loic Bastard, founders of Qnetic

Qnetic

127 followers

Qnetic just achieved an incredible double-win in the **Young Green Tech Innovation Competition 2022.**

Qnetic was awarded ***Winner of the Year*** along with several others from over a dozen countries globally, against criteria of *innovation*,

viability and *impact* of Qnetic.

However, we are excited and honoured to announce Qnetic was also awarded an Entrepreneur of the Year prize!


YGT
YOUNG GREEN TECH
WINNER OF THE YEAR 2022
IS PRESENTED TO
Michael Pratt
FROM
Qnetic
2022.10
YGT
Michael Pratt
YOUNG GREEN TECH
ENTREPRENEUR
OF THE YEAR 2022
2022.10

What is the Young Green Tech Competition?

Young Green Tech aims to encourage the young generation to pursue solutions with innovative approaches to the challenges of global sustainable development. They help young entrepreneurs to achieve greater business success and form greater social influence; to contribute more to the cause of sustainable development through global brand building; investment and financing; industrial resources; in-depth training; incubator supply and social circle elevation.



Malcolm Mathews, Michael Pratt and Loïc Bastard, Qnetic's Directors

The Qnetic team is very grateful for the opportunity to participate, the recognition of being a winner, and the honour to be a YGT alumni!

Please follow Qnetic to stay up to date with our progress to develop the world's best energy storage technology.

Qnetic is NOW live on Wefunder:



Invest in Qnetic: Mechanical battery —the sustainable energy revolution

If you believe in our mission then please support Qnetic by investing. The best time to do so is now.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Published by

Qnetic
127 followers
Published • 7m

We are excited to announce that Qnetic won a brilliant double-award at this year's Young Green Tech Competition! Check it out...
#energystorage #sustainableenergy

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Elaine Kang • 1st 46s
--

Great Job!!!! Qnetic!!! very proud!! 👍

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